Exhibit 5.2
Consent of Arnold & Porter LLP
November 13, 2007
Quebecor World Inc.
612 Saint-Jacques Street
Montreal, QC, H3C 4M8
Canada
     Re:     Registration Statement on Form F-10
Dear Sirs:
     We have acted as United States counsel to Quebecor World Inc. (the “Company”) in connection with the registration statement on Form F-10 (the “Registration Statement”) being filed today by the Company with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended, with respect to Subordinate Voting Shares to be issued pursuant to the offering described in the Registration Statement.
     We know that we are referred to under the headings “United States Federal Income Tax Considerations” and “Interest of Experts” in the prospectus forming a part of the Registration Statement, and we hereby consent to such use of our name in the Registration Statement.

Very truly yours,
/s/ Arnold & Porter LLP